

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2014

<u>Via E-mail</u>
Scott W. Fordham
President and Chief Financial Officer
TIER REIT, Inc.
17300 Dallas Parkway, Suite 1010
Dallas, Texas 75248

     Re: TIER REIT, Inc.
            Form 10-K for the year ended December 31, 2012
            Filed on March 7, 2013
            File No. 000-51293

Dear Mr. Fordham:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Kevin Woody

          Kevin Woody
          Branch Chief